Mail Stop 4561

November 25, 2008

D. Scott Kincer
Chief Executive Officer
Datascension, Inc.
407 W. Imperial Highway, Suite H314
Brea, CA 92821

> **Re: Datascension, Inc.**
> **Form 8-K Filed November 12, 2008**
> **Form 8-K/A Filed November 24, 2008**
> **File No. 000-29087**

Dear Mr. Kincer:

   We have reviewed your response letter dated November 19, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 14, 2008.

Form 8-K/A Filed November 24, 2008

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note you have included the letter from Larry O'Donnell, CPA, P.C. as part of your response to prior comment number 5. However, it does not appear that this letter has been filed as an exhibit. Please file this letter as an exhibit to your amended 8-K.

* * * * * * *

   Please respond to this comment within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief